FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of DECEMBER, 2003

MADISON ENTERPRISES CORP. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

News Release, Dated December 2, 2003,

2.

News Release, Dated December 3, 2003,

3.

News Release, Dated December 16, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON ENTERPRISES CORP.

(Registrant)

Date:    January 5, 2004

By:   “Chet Idziszek”

          Chet Idziszek

Its:       President

           (Title)

January 5, 2004

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Enterprises Corp - (File #0-29250)

Form 6-K

On behalf of Madison Enterprises Corp., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON ENTERPRISES CORP.

“Chet Idziszek”

per:

Chet Idziszek

President

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Lynne M Charbonneau, Fasken Martineau DuMoulin LLP

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

December 2, 2003

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

RESULTS FROM LEWIS PROPERTY DRILL PROGRAM

Madison Enterprises Corp. (“Madison”) is pleased to announce results from the most recent phase of reverse circulation drilling at its Lewis Property in Lander County, Nevada.

During this latest drilling program, Madison completed twenty in-fill and step-out drill holes totaling 11,050 feet over a strike extent of more than 1,800 feet.  These holes successfully tested the upper portion of the Virgin Structural Zone, the lateral extent of the sub-horizontal, stratigraphic mineralized zones and the projected intersections of these two mineralized features and confirmed the excellent continuity of these zones.  The objective of this, and subsequent drilling programs, is to enable Madison to calculate a preliminary resource estimate for the Virgin Structural Zone and the associated sub-horizontal, stratigraphic mineralized zones.

Madison’s Lewis Property is strategically located within the Battle Mountain Mineral Belt, immediately adjacent to the north and northwest of Newmont Mining Corporation’s Phoenix-Fortitude Property.  (Newmont has stated current mineable reserves at the Phoenix-Fortitude Property of 174 million tons grading 0.034 oz/t gold, containing 6,000,000 ounces of gold at an assumed gold price of US $300 per ounce).  Exploration of the Lewis Property has outlined a geological environment identical to that underlying the Phoenix-Fortitude Property, including a direct on-strike extension of the hosting stratigraphy, controlling structures and mineralizing styles.

The following table outlines mineralized intervals of most significance from the most recent twenty drill holes, the locations of which are shown on the attached plan map:

Drill Hole	Azimuth/Dip	From (feet)	To (feet)	Interval (feet)**	Au (oz/t)

MAD-14*	090º/-77º	335	445	110	0.017
	Incl.	335	350	15	0.048
		545	655+	110+	0.019
	Incl.	635	655+	20+	0.056

MAD-15	090º/-70º	260	335	75	0.043
	Incl.	290	310	20	0.124
		485	500	15	0.041

MAD-16	090º/-70º	120	140	20	0.038
		195	200	5	0.035

MAD-17	090º/-70º	135	145	10	0.239
		310	320	10	0.034

MAD-18	090º/-87º	210	490	280	0.065
	Incl.	390	440	50	0.263
		550	555	5	0.050

MAD-19	090º/-80º	145	230	85	0.055
	Incl.	175	195	20	0.122
		375	450	75	0.022
	Incl.	385	415	30	0.032

MAD-20*	090º/-85º	150	375	225	0.101
	Incl.	165	190	25	0.207
	and	210	240	30	0.140
	and	320	355	35	0.221
		385	405+	20+	0.019

MAD-21	090º/-75º	130	175	45	0.036
		240	255	15	0.023

MAD-22	090º/-87º	215	235	20	0.023
		275	285	10	0.053
		395	430	35	0.027
		465	530	65	0.034
		580	585	5	0.035
		610	655	45	0.053
	Incl.	610	630	20	0.106

MAD-23	090º/-80º	190	205	15	0.030
		380	470	90	0.056
	Incl.	390	430	40	0.118

MAD-24	090º/vert.	260	325	65	0.023
		360	370	10	0.020
		470	480	10	0.031

MAD-25	090º/-82º	100	145	45	0.025
		305	325	20	0.027
		365	400	35	0.030

MAD-26	090º/-62º	95	105	10	0.021
		220	260	40	0.015
	Incl.	230	240	10	0.037

MAD-27	090º/-87º	270	490	220	0.020
	Incl.	270	345	75	0.031
		515	535	20	0.022
		585	650	65	0.021
	Incl.	585	600	15	0.051

MAD-28	090º/-82º	300	340	40	0.017
		545	600	55	0.037
	Incl.	545	570	25	0.070

MAD-29	090º/-55º	190	225	35	0.020
	Incl.	190	200	10	0.041

MAD-30	090º/-60º	320	355	35	0.027
	Incl.	320	335	15	0.044

MAD-31	090º/-86º	200	350	150	0.189
	Incl.	220	275	55	0.335
	and	240	260	20	0.628
		545	570	25	0.028
		735	745	10	0.062

MAD-32*	090º/-65º	155	200	45	0.152
	Incl.	160	170	10	0.575
		400	410	10	0.026
		535	550	15	0.024
		565	700	135	0.039
	Incl.	615	635	20	0.098
	and	670	680	10	0.113
		745	795+	50+	0.029

MAD-33	090º/-85º	200	230	30	0.030

*

Drill hole ended within a mineralized zone.

**

True thickness of mineralization in not known and will be resolved with additional drilling evaluation and ongoing interpretive compilation work.  Madison believes, however, that it is less than the reported drilled intervals.

Drill hole MAD-32 is located 100 feet to the south of all previous drilling.  It confirmed that strong mineralization continues to the south toward the boundary with Newmont, approximately 300 feet to the south of the hole.

Assays were completed by ALS-Chemex of North Vancouver.  Madison’s work was supervised by G.F. McArthur, P.Geo. who verified the foregoing.

Madison along with Great American Minerals, Inc. (“GAM”), are entitled, pursuant to an exploration and option to purchase agreement dated June 1, 2002 (the “Lewis Agreement”) with F.W. Lewis, Inc. (“Lewis”) to jointly acquire a 100% interest in the Lewis Property.  Under the terms of the joint venture letter agreement between Madison and GAM, Madison has now acquired a 51% interest in the Lewis Agreement.  Madison expects to increase this interest in the Lewis Agreement to 60% shortly at which point GAM has the right to elect to participate on a 60/40 joint venture basis or to allow Madison to acquire a further 15% interest (75% in the aggregate) by completing an industry standard bankable feasibility study and arranging on behalf of GAM non-recourse project financing for GAM’s remaining 25% interest.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

306N
33
301N
296N
291N
286N
12
10
1
24
16
7,25,26
3,22,23
20,21
2
9
17,18,19
11
4,13
5,31
6,27,28,29
15
8,14,30
32
Virgin
Structural Zone
N
Lewis Property
Newmont Property
Legend
Madison Drill Holes
Drill Hole MAD 14-33
Drill Hole MAD 1-13
Pre 2002 Drill Holes
UTX Drill Hole
BVD & FWL Drill Hole
Fault/Structure
Fortitude Mine
Dump
0
500
Feet
Madison Enterprises Corp.
Lewis Property
Battle Mountain District
Lander County, Nevada, U.S.A.
Drill Hole Location
Map
Date: Dec. 1, 2003
Scale: as shown
File: Dec2pr.dwg
Rev: Dec. 1, 2003
Author: DST
Rev No: DS01
LAKEHEAD GEOLOGICAL SERVICES INC./CADDBERTA MAPPING

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

December 3, 2003

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

NEWS RELEASE

Madison Enterprises Corp. (“Madison”) reports that it has agreed, subject to regulatory approval, to grant an incentive stock option entitling the purchase of up to  100,000 common shares of Madison  at a price of $0.46 per share at any time up to and including December 3, 2008.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

Signed “Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

December 16, 2003

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

LEWIS PROPERTY EXPLORATION UPDATE

Madison Enterprises Corp. (“Madison”) is pleased to provide a comprehensive update of its exploration activities at its Lewis Property in Lander County, Nevada.

Madison’s Lewis Property is strategically located within the Battle Mountain Mineral Belt, immediately adjacent to the north and northwest of Newmont Mining Corporation’s Phoenix-Fortitude Property. The Lone Tree deposit (53 million tonnes grading 0.061 oz/t gold), the Marigold deposit (11 million tonnes grading 0.03 oz/t gold) and the Trenton Canyon deposit (5 million tonnes grading 0.039 oz/t gold) are located, respectively,  fourteen, eight and four miles north of the Lewis Property within the prolific Battle Mountain Trend.

Newmont has reported current mineable reserves at the Phoenix-Fortitude Property of 174 million tons grading 0.034 oz/t gold, containing 6,000,000 ounces of gold at US$300 per ounce along with an additional 73.8 million tons grading 0.026 oz/t gold not included as mineable reserves.  Past production for the Phoenix-Fortitude Property exceeded 2,000,000 ounces of gold.

Newmont has reported that it intends to resume production at Phoenix-Fortitude in 2007 and estimates a mine life of thirteen years.  On December 15, 2003, Newmont announced that it had received all necessary US federal government approvals to resume production at the Phoenix mine and that it would be carrying out drilling in 2004 for additional pit expansions, including the Fortitude pit.  Newmont’s estimated capital costs of approximately US$210 million, cash costs of US$200 to US$225 per ounce (at US$300/oz gold) and estimated production of 400,000 ounces per year show that the Phoenix-Fortitude Property will have even more robust economics at US$400/oz gold, which bodes well for the Lewis Property.

In order for Newmont to resume production from the Fortitude deposit, it will be necessary for Newmont to come to some acceptable arrangement with Madison to acquire some or all of the Lewis Property as Newmont will need to expand its present pit-limits in order to extract the balance of the gold from the Fortitude pit.

Exploration of the Lewis Property has successfully outlined a geological environment identical to that underlying the Phoenix-Fortitude Property, including a direct on-strike extension of the hosting stratigraphy, controlling structures and mineralizing styles.  As shown in the following table, drilling results from the Lewis Property compare favourably with Newmont’s reserve grades at the Phoenix-Fortitude Property. Many of Madison’s drill hole intersections, however, have returned gold grades higher (over similar widths) than the average grade (0.034 oz/t gold) of the 6,000,000 ounces of mineable reserves reported by Newmont to be present at the Phoenix-Fortitude Property and some are the highest grade gold intervals returned from the Battle Mountain Mineral Belt.

The following table outlines the most significant mineralized intervals from drilling to date on a section by section basis (please refer to the attached drill plan for drill hole locations):

Section	Drill Hole	Azimuth/ Dip	From (feet)	To (feet)	Interval (feet)	Au (oz/t)

28,750 N	MAD-32	090º/-65º incl. incl. and	155 160 565 615 670	200 170 700 635 680	45 10 135 20 10	0.152 0.575 0.039 0.098 0.113

28,850 N	MAD-08	090º/-70º	350	380	30	0.205

	MAD-14	090º/-77º incl. incl.	335 335 545 635	445 350 655 655	110 15 110 20	0.017 0.048 0.019 0.056

	MAD-30	090º/-60º incl.	320 320	355 335	35 15	0.027 0.044

	UTX-6	090º/vert.	325	390	65	0.096

28,950 N	MAD-15	090º/-70º incl.	260 290 485	335 310 500	75 20 15	0.043 0.124 0.041

29,000 N	UTX-3	090º/vert.	495 645	520 682	25 35	0.073 0.052

29,050 N	MAD-6	090º/-75º incl.	170 220	250 235	80 15	0.039 0.078

	MAD-27	090º/-87º incl. incl.	270 270 585 585	490 345 650 600	220 75 65 15	0.020 0.031 0.021 0.051

	MAD-28	090º/-82º incl.	545 545	600 570	55 25	0.037 0.070

	MAD-29	090º/-55º incl.	190 190	225 200	35 10	0.020 0.041

	UTX-2	090º/vert. incl.	400 515	655 570	255 55	0.043 0.108

29,100 N	MAD-05	090º/-75º incl.	175 185 655	280 200 765	105 15 110	0.512 3.24 0.043

	MAD-31	090º/-86º incl. and	200 220 240 735	350 275 260 745	150 55 20 10	0.189 0.335 0.628 0.062

	UTX-1	090º/vert. incl.	435 525	580 580	145 55	0.183 0.385

	UTX-16	090º/vert.	470	535	65	0.107

29,150 N	MAD-17	090º/-70º	135 310	145 320	10 10	0.239 0.034

	MAD-18	090º/-87º incl.	210 390	490 440	280 50	0.065 0.263

	MAD-19	090º/-80º incl.	145 175 385	230 195 415	85 20 30	0.055 0.122 0.032

	FWL-43	090º/vert. incl.	370 470	490 490	120 20	0.269 1.354

29,200 N	MAD-03	090º/-65º incl.	150 200	275 220	125 20	0.023 0.066

	MAD-20	090º/-85º incl. and and	150 165 210 320	375 190 240 355	225 25 30 35	0.101 0.207 0.140 0.221

	MAD-21	090º/-75º	130	175	45	0.036

	MAD-22	090º/-87º	275 395 465 610	285 430 530 655	10 35 65 45	0.053 0.027 0.034 0.053

	MAD-23	090º/-80º incl.	190 380 390	205 470 430	15 90 40	0.030 0.056 0.118

	FWL-11	090º/vert. incl.	210 300	365 325	155 25	0.242 0.872

29,275 N	MAD-07	090º/-75º incl.	115 190 190 275	125 250 200 320	10 60 10 45	0.036 0.049 0.175 0.036

	MAD-25	090º/-82º	100 300 365	145 325 400	45 20 35	0.025 0.027 0.030

	MAD-26	090º/-62º	95 230	105 240	20 10	0.021 0.037

	FWL-34	090º/-73º	350	400	50	0.135

	FWL-39	090º/vert.	50	95	45	0.173

29,350 N	MAD-16	090º/-70º	120	140	20	0.038

	MAD-24	090º/-vert.	260 470	325 480	65 10	0.023 0.031

	FWL-45	090º/-vert.	135	160	25	0.136

29,450 N	FWL-21	090º/-70º	300	345	45	0.063

29,600 N	MAD-10	090º/-70º	85 340	110 365	25 25	0.021 0.047

29,800 N	FWL-20	090º/-vert.	380	425	45	0.073

30,600 N	MAD-33	090º/-85º	200	230	30	0.030

Madison’s work to date on the Lewis Property has focused on the Virgin Structural Zone where it has identified two distinct styles of mineralization: a sub-vertical, structurally controlled type and a sub-horizontal, stratigraphically controlled style.  The bulk of Madison’s drilling has been directed at the immediate on strike extension of the Virgin Structural Zone north of the boundary with Newmont’s Phoenix-Fortitude Property.

Madison’s drilling (thirty-three drill holes totaling 23,885 feet) on a section by section basis, as shown on the preceding table, has confirmed excellent lateral (section to section) and vertical continuity of mineralization from surface to a minimum depth of 700 feet below surface.  The gold-bearing mineralization, at least 1,850 feet in extent, takes the form of a continuous, sub-vertical, linear body with a series of connected sub-horizontal, amoeba-shaped zones.  Mineralization remains open to expansion both laterally and vertically within each style of gold mineralization.

As shown on the attached property map, Madison’s Lewis Property hosts in excess of 15,000 feet of the Battle Mountain Trend which is locally identified as the Virgin Structural Zone and its associated splays.  In addition, two additional sub-parallel structural zones of exploration interest, the Buena Vista and Trinity systems, cross a large extent of the Lewis Property.  Both of these fault systems are known to host gold mineralization, including small-scale historic production.   Previous drilling at Buena Vista (adjacent to the Madison/Newmont boundary) has returned gold values of up to 0.130 oz/ton over 90 feet, including 1.42 oz/ton gold over five feet, from a depth of 400 to 490 feet.  This hole, FWL-12, lies within the area to be impacted by Newmont’s proposed expansion of the Fortitude pit and has yet to be followed up with additional drilling.

Madison’s exploration of the Lewis Property will resume in early 2004.  It will focus on establishing a preliminary resource estimate for that portion of the Virgin Structural Zone where Madison has carried out detailed drilling, as well as expanding step-out and detailed drilling northwards and southwards along the Virgin Fault.  Madison will also begin exploration of the Buena Vista and Trinity Fault systems and the northward extent of the Virgin Fault.

Madison and Great American Minerals, Inc. (“GAM”), are entitled, pursuant to an exploration and option to purchase agreement dated June 1, 2002 (the “Lewis Agreement”) with F.W. Lewis, Inc. (“Lewis”) to jointly acquire a 100% interest in the Lewis Property.  Under the terms of the joint venture letter agreement between Madison and GAM, Madison has now acquired a 51% interest in the Lewis Agreement.  Madison expects to increase this interest in the Lewis Agreement to 60% shortly at which point GAM has the right to elect to participate on a 60/40 joint venture basis or to allow Madison to acquire a further 15% interest (75% in the aggregate) by completing an industry standard bankable feasibility study and arranging on behalf of GAM non-recourse project financing for GAM’s remaining 25% interest.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

N
Newmont
Newmont
Virgin
Structure
Trinity
Structure
Newmont
Lewis Property
Newmont Mining Corporation
Phoenix - Fortitude Property
Virgin
Structure
Area of Madison's Drilling
Buena Vista
Structure
Impact Area of
Proposed Fortitude Pit
Expansion
Existing Fortitude Pit Outline
Copper Canyon
Structure
2000' 1000' 0 2000' 4000' 6000'
Feet

Madison Enterprises Corp.

Lewis Property

Battle Mountain District
Lander County, Nevada, U.S.A.

Regional Structural Trends & Proposed Fortitude Pit Expansion

Scale: AS SHOWN
Author: D.S.T

LAKEHEAD GEOLOGICAL SERVICES INC./CADDBERTA MAPPING

Madison Enterprises Corp.
Lewis Property
Battle Mountain District
Lander County, Nevada, U.S.A.
Drill Hole Location
Map
Virgin
Structural Zone
Fortitude Mine
Dump
Lewis Property
Newmont Property
Legend
Madison Drill Holes
Drill Hole MAD 14-33
Drill Hole MAD 1-13
Pre 2002 Drill Holes
UTX & FWL Drill Hole
Fault/Structure
0
500
Feet
30600N
30100N
29800N
29600N
29500N
29400N
29300N
29200N
29100N
29000N
28900N
28800N
28700N
28600N
28500N
N
33
12
10
1
24
16
7,25,26
3,22,23
20,21
17,18,19
2
8
11
4,13
5,31
6,27,28,29
15
8,14,30
32
FWL20
FWL21
FWL45
FWL34
FWL43
UTX-1
UTX-2
UTX-3
UTX-16
Dec. 1, 2003
Dec. 16, 2003
as shown
D902